

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2024

Scott A. Roberts Roberts
Chief Financial Officer
HealthStream, Inc.
500 11th Avenue North, Suite 1000
Nashville , Tennessee 37203

Re: HealthStream, Inc.

Dear Scott A. Roberts Roberts:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 8-K filed on February 20, 2024

Exhibit 99.1
Financial Outlook for 2024, page 3

1. We noted your presentation of projected adjusted EBITDA for 2024 Financial Outlook in Exhibit 99.1 without the presentation of the most comparable GAAP measure, projected net income. Your presentation appears to give greater prominence to the non-GAAP measure and does not comply with Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Division's Compliance & Disclosure Interpretations on Non- GAAP Financial Measures which requires you to present the most directly comparable GAAP measure with equal or greater prominence. Please revise your future presentations to comply.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Becky Chow at 202-551-6524 or Stephen Krikorian at 202-551-3488 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology